SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on December 21st, 2020 drawn up in summary form

1.               Date, Time and Venue. On December 21st, 2020, starting at 11:10 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.

2.              Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Victorio Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Milton Seligman, Luis Felipe Pedreira Dutra Leite, Cecília Sicupira, Roberto Moses Thompson Motta, Antonio Carlos Augusto Ribeiro Bonchristiano, Nelson José Jamel, Vicente Falconi Campos and Marcos de Barros Lisboa. Justified absence of Mr. José Heitor Attilio Gracioso.

3.              Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.             Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1.       Change in the Company’s Board of Executive Officers. According to article 21, letter “d”, of the Company’s bylaws, to approve, effective as January 1st, 2021 the election of Mrs. Letícia Rudge Barbosa Kina, current Legal Vice President Officer, Brazilian citizen, lawyer and economist, bearer of the identity card RG No. 29.586.013-3 (SSP/SP) and enrolled with the Individual Taxpayers’ Registry under No. 255.726.488-17, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, No. 1,017, 3rd floor, as the Compliance Vice President Officer, with a term of office until December 31st, 2021, in substitution of Mr. Ricardo Gonçalves Melo, who will remain as Corporate Affairs Vice President Officer. Mrs. Letícia Rudge Barbosa Kina will be vested in her position of Compliance Vice President Officer on January 1st, 2021, upon the execution of the instrument of investiture in the proper book, at which time she will execute a statement confirming that there is no impediment to her election, as provided by law, starting to cumulate the positions of Legal Vice President Officer and Compliance Vice President Officer of the Company.

4.1.1. New Board of Executive Officers Composition. Considering the above resolution, the Company’s Board of Executive Officers shall have the composition set forth in Exhibit I as of January 1st, 2021, all of the Executive Officers with an unified term of office until December 31st, 2021.

4.2.       Distribution of Dividends. In accordance with the recommendation of the Operations, Finance and Compensation Committee at a meeting held today, to approve the distribution of dividends of R$ 0.0767 per share of the Company, which shall be deducted from the investments’ reserve of the Company based on the balance sheet dated December 31st, 2019 and from the results of the 2020 fiscal year based on the Company’s extraordinary balance sheet dated as November 30, 2020 (the preparation of which was determined by the Board of Directors at the meeting held on December 9, 2020), and shall be attributed to the minimum mandatory dividends for 2020, without income tax withholding in accordance with current legislation.

4.2.1.        The aforementioned payment shall be made as from January 28th, 2021 considering the shareholding position on January 13th, 2021, with respect to B3 S.A. - Brasil, Bolsa, Balcão, and January 15th, 2021, with respect to the New York Stock Exchange - NYSE, without any monetary adjustment. The shares and ADRs shall be traded ex-dividends as from and including January 14th, 2021.

4.3.        Company’s Code of Conduct and Anti-Corruption Policy Update. In accordance with the presentation made and the materials made available, to approve the updated versions (i) of the Company's Code of Conduct and Business; and (ii) the Anti-Corruption Policy, which were initialed by the board and filed at the Company's headquarters.

5.            Closure. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, December 21st, 2020.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito
/s/ Milton Seligman	/s/ Luis Felipe Pedreira Dutra Leite
/s/ Cecília Sicupira	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
/s/ Marcos de Barros Lisboa	/s/ Vicente Falconi Campos
/s/ Roberto Moses Thompson Motta	/s/ Nelson José Jamel /s/ Letícia Rudge Barbosa Kina Secretary

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Exhibit I

Composition of the Board of Executive Officers as from January 1st, 2021

(unified term of office until December 31st, 2021)

(i)	Mr. Jean Jereissati Neto, as “Chief Executive Officer”;
(ii)	Mr. Lucas Machado Lira, as “Chief Financial, Investor Relations and Shared Services Officer”;
(iii)	Mr. Eduardo Braga Cavalcanti de Lacerda, as “Commercial Vice President Officer”;
(iv)	Mr. Daniel Cocenzo, as “Sales Vice President Officer”;
(v)	Mr. Daniel Wakswaser Cordeiro, as “Marketing Vice President Officer”,
(vi)	Mr. Ricardo Morais Pereira de Melo, as “People and Management Vice President Officer”;
(vii)	Mr. Maurício Nogueira Soufen, as “Industrial Vice President Officer”;
(viii)	Mr. Paulo André Zagman, as “Logistics Vice President Officer”;
(ix)	Mrs. Letícia Rudge Barbosa Kina, as “Legal and Compliance Vice President Officer”;
(x)	Mr. Ricardo Gonçalves Melo, as “Corporate Affairs Vice President Officer”;
(xi)	Mr. Rodrigo Figueiredo de Souza, as “Procurement Vice President Officer”;
(xii)	Mr. Eduardo Eiji Horai, as “Information Technology Vice President Officer”; and
(xiii)	Mr. Pablo Firpo, as “Non-Alcoholic Beverages Vice President Officer”.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2020

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer